Exhibit 99.2

form of CHARTER OF THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS
OF ZIMMER ENERGY TRANSITION ACQUISITION corp.

I.	PURPOSES

The Compensation Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Zimmer Energy Transition Acquisition Corp. (the “Company”) for the purposes of (a) discharging the Board’s responsibilities relating to the compensation of the Company’s chief executive officer (the “CEO”) and making recommendations to the Board with respect to the compensation of the Company’s other executive officers, (b) administering the Company’s equity-based compensation plans and (c) when the Company becomes subject to, or otherwise determines to comply with, the Securities and Exchange Commission (“SEC”) disclosure requirements regarding Compensation Discussion and Analysis, reviewing the disclosures in Compensation Discussion and Analysis and producing an annual compensation committee report for inclusion in the Company’s proxy statement or annual report on Form 10-K.

II.	RESPONSIBILITIES

In addition to such other duties as the Board may from time to time assign, the Committee shall:

•	in consultation with senior management, recommend to the Board for approval the Company’s general compensation philosophy and objectives;

•	determine the compensation, including salary, bonus, incentive and equity compensation, for the CEO and making recommendations to the Board with respect to the compensation of the Company’s other executive officers; the CEO may not be present during voting or deliberations on his or her compensation;

•	review and approve all employment agreements, severance arrangements, change in control provisions and agreements and any special or supplemental benefits applicable to the Company’s CEO and other executive officers;

•	review and approve incentive compensation and equity-based plans, which includes the ability to adopt, amend and terminate such plans;

•	when the Company becomes subject to, or otherwise determines to comply with, the SEC disclosure requirements regarding Compensation Discussion and Analysis, review and discuss with management the disclosures made in Compensation Discussion and Analysis and recommend to the Board whether the Compensation Discussion and Analysis should be included in the Company’s annual report on Form 10-K and proxy statement for the annual meeting of stockholders;

•	when the Company becomes subject to, or otherwise determines to comply with, the SEC disclosure requirement regarding a compensation committee report, prepare an annual compensation committee report for inclusion in the Company’s proxy statement or Form 10-K for the annual meeting of stockholders in accordance with the applicable rules of the SEC;

•	review and make recommendations to the Board with respect to director compensation;

•	conduct an annual performance evaluation of the Committee;

•	review and reassess the adequacy of this Charter on an annual basis and recommend any proposed changes to the Board for approval; and

•	administer the Company’s incentive compensation and equity-based plans, including the grant of stock options and other equity awards under such plans.

III.	COMPOSITION

The Committee shall be comprised of three or more members (including a Chairperson), all of whom shall be “independent directors,” in accordance with the rules and regulations of the SEC and the Nasdaq Stock Market. In addition, at least two Committee members shall be “Non-Employee Directors” as defined by Rule 16b-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) (with each member’s status in reference to Item 404(a) of Regulation S-K being determined pursuant to Note (4) to Rule 16b-3) and one Committee member shall be an “outside director” as defined by Section 162(m) of the Internal Revenue Code. The members of the Committee and the Chairperson shall be selected by the Board and serve at the pleasure of the Board. A Committee member (including the Chairperson) may be removed at any time, with or without cause, by the Board. The Board may designate one or more independent directors as alternate members of the Committee, who may replace any absent or disqualified member or members at any meetings of the Committee.

IV.	MEETINGS AND OPERATIONS

The Committee shall meet as often as necessary to enable it to fulfill its responsibilities. The Committee shall meet at the call of its Chairperson. The Committee may meet by telephone conference call or by any other means permitted by law or the Company’s Bylaws. A majority of the members of the Committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum. The Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. Subject to the Company’s Bylaws, the Committee may act by unanimous written consent of all members in lieu of a meeting. The Committee shall determine its own rules and procedures, including designation of a chairperson pro tempore in the absence of the Chairperson, and designation of a secretary. The secretary need not be a member of the Committee and shall attend Committee meetings and prepare minutes. The Secretary of the Company shall be the secretary of the Committee unless the Committee designates otherwise. The Committee shall keep written minutes of its meetings, which shall be recorded or filed with the books and records of the Company. Any member of the Board shall be provided with copies of such Committee minutes if requested.

The Committee may ask members of management, employees, outside counsel, or others whose advice and counsel are relevant to the issues then being considered by the Committee to attend any meetings and to provide such pertinent information as the Committee may request. The Committee shall have authority to delegate any of its responsibilities to one or more subcommittees as the Committee may from time to time deem appropriate.

The Chairperson of the Committee shall be responsible for leadership of the Committee, including preparing the agenda, presiding over Committee meetings, making Committee assignments and reporting the Committee’s actions to the Board from time to time (but at least once each year) as requested by the Board.

V.	AUTHORITY

The Committee has the authority, in its sole discretion, to retain or obtain the advice of one or more compensation consultants, outside counsel and other advisers as it deems necessary to assist with the execution of its duties and responsibilities as set forth in this Charter. The Committee shall have the sole authority to appoint, compensate and oversee the work of any such compensation consultants, outside counsel and other advisers. Prior to selecting or receiving advice from compensation consultants, outside counsel and other advisers, the Committee must consider the factors specified in Rule 10C-1(b)(4) under the Exchange Act and applicable rules and regulations of the Nasdaq Stock Market. The Committee shall evaluate whether any compensation consultant retained or to be retained by it has any conflict of interest in accordance with Item 407(e)(3)(iv) of Regulation S-K. The Company will provide appropriate funding, as determined by the Committee, for payment of reasonable compensation to any compensation consultant, outside counsel or any other advisers retained by the Committee.

Adopted by the Committee and approved by the Board on [●], 2021.

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